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April 6, 2015	92937.00002

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

Attorney Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Alternative Funds (formerly, TCW Liquid Alternatives Trust)

(the “Trust” or “Registrant”)

File Nos.: 333-201676 and 811-23025

Dear Mr. Parachkevov:

This letter responds to your comments communicated orally to Christopher J. Tafone on April 2, 2015, with respect to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of the TCW/Gargoyle Hedged Value Fund (the “Fund”), an open-end investment company and a series of the Trust, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2015 (SEC Accession No. 0001193125-15-018968), Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the Commission on March 10, 2015 (SEC Accession No. 0001193125-15-085559), and certain supplemental information submitted to you on March 25, 2015, which the Trust proposed to include in Pre-Effective Amendment No. 2 to the Registration Statement.

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Investment Results – Bar Chart

Comment 1. You have asked us to include a statement explaining the effect on performance of the Predecessor Fund of the fees and expenses of the Fund.

Response 1. Comment accepted. The Registrant has included the following disclosure in the narrative preceding the performance bar chart:

The Fund charges the same management fee as the Predecessor Fund and the Fund’s total operating expenses after fee waiver or expense reimbursement will be the same as those of the Predecessor Fund. If the Predecessor Fund were charged the same fees and expenses of the Fund, the annual returns for the Predecessor Fund would have been the same.

April 6, 2015

Comment 2. You have requested that we revise footnote (1) to state that the private partnership had one class of “units” instead of “shares.”

Response 2. Comment accepted. The Registrant has amended the disclosure as requested.

Financial Highlights

Comment 3. You have requested that we clarify which annual report is referenced in the narrative preceding the financial highlights.

Response 3. Comment accepted. The Registrant has revised the disclosure to state that the annual report referenced is that of the Predecessor Fund for the fiscal year ended September 30, 2014.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary

Christopher J. Tafone, Paul Hastings LLP

Christy Y. Chen, Paul Hastings LLP